EXHIBIT 99.42




                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                 -------------------------------------------------
                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX: GGG
March 23, 2004


         GLENCAIRN'S DRILLING AT LIMON INTERSECTS 6.4 METRES AT 13.8 G/T


Glencairn Gold Corporation is pleased to announce additional results from its partially completed 55,000-metre 2004 diamond drilling program. The following results are from the Santa Pancha vein system on the Limon Mine concession in Nicaragua, which produced approximately 1.2 million ounces from ore grading 12-14 grams per tonne (g/t) between 1941 and 1988.

Highlights at Santa Pancha include 6.4 metres grading 13.8 g/t, including 0.9 metres with 78.4 g/t, and 7.4 metres grading 6.2 g/t, including 2.8 metres with
14.6 g/t. Figure 1 illustrates the locations of the 2004 drill intercepts relative to previously mined areas and includes those holes referenced in the table below, as well as the Santa Pancha drill hole results published in the Glencairn news release of Feb. 17, 2004.

SANTA PANCHA
------------
Results from all of the 10 holes completed since the previously published results (Feb. 17, 2004) are as follows:


Section #     Hole #        From - To       Core Length       True Width       Gold
                             (metres)          (metres)         (metres)       (g/t)
14635N        3092        100.30 - 105.90       5.60              5.5           5.2
              Incl.       104.08 - 105.90       1.82              1.8          13.6
              3094        109.00 - 112.50       3.50              3.1           2.9
              3096        123.98 - 131.00       7.02              5.4           3.6
              Incl.       123.98 - 126.00       2.02              1.6          10.9
              and         132.30 - 134.90       2.60              2.0           3.7
14690N        3098         68.05 - 70.40        2.35              2.3           6.7
              3099         no significant assay
              3101         (lost at 26 metres in bad ground)

14525N        3102        158.70 - 162.00       3.30                            3.5
              (partial vein intercept, hole 3102 lost while still in vein)
              3103        183.50 - 191.30       7.80              7.4           6.2
              Incl.       184.47 - 187.38       2.91              2.8          14.6
              3104        213.00 - 214.65       1.65              1.3           4.0
14585N        3107        193.75 - 200.70       6.95              6.4          13.8
              Incl.       197.00 - 198.00       1.00              0.9          78.4
              3108        219.47 - 222.47       3.00              2.5           3.0


Drilling at Santa Pancha, located 5.5 km east of the Limon mill, is designed to confirm an historical inferred mineral resource (as disclosed under National Instrument 43-101 in the Company's Annual Information Form for the year ended Dec. 31, 2002, and filed on SEDAR Feb. 5, 2004), which stands at 539,400 tonnes grading 7.1 g/t, or 123,200 contained ounces gold. (The current published reserve grade at

Limon is 6.0 g/t. The average mining width to date in 2004 is 3.7 metres.) This resource is located adjacent to and contiguous with areas previously mined via the currently unused Shaft 4, and was estimated using historical assays from existing underground workings. Santa Pancha consists of a tabular zone of epithermal-style mineralization that varies in nature from discrete quartz veins to more complex hydrothermal breccias. The 2000-series holes indicated on Figure 1 were drilled in 1999, returning high-and low-grade values as expected at the top of an epithermal system.

The sampling, assaying and quality control procedures are as described in Glencairn's news release dated Feb. 17, 2004.

SANTA ROSA
----------
While the bulk of the Company's 40,000-metre program at Limon is designed to increase confidence in previously reported resources in order to re-classify them as reserves, drilling is also under way on the recently discovered Santa Rosa vein structure, a target on the Limon concession where no resource has been calculated. The progress of this initial 12-hole program has been hampered by a combination of contractor and ground-condition problems. No drill holes have been completed due to chronic equipment and personnel problems encountered by the Canadian contractor. The Company is looking into alternatives to expedite drilling, including bringing in a second contractor.

VOGEL
-----
Drilling is about 40% complete on the Company's Vogel Property in Timmins, Ont., although assays from most of the holes have not yet been received, initial results have been mixed. The Company intends to issue a news release on this program as soon as results from a meaningful number of drill holes are available.

QUALIFIED PERSON
----------------
Michael Gareau, P. Geo. And Vice President of Exploration for Glencairn, is a Qualified Person as defined by National Instrument 43-101. The drilling program is being conducted under Mr. Gareau's supervision. The Limon laboratory certificates and the results reported herein were reviewed and verified by Mr. Gareau. Mr. Gareau has read and approved this news release.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.



Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Claudette Saulnier: csaulnier@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

                                    [FIGURE 1

                             Limon Mine, Nicaragua
                           Santa Pancha, Shaft 4 Area
                              Longitudinal Section]